

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
Ramzan Savji
President, Chief Executive Officer and Chief Financial Officer
Northern Mineral & Exploration Ltd.
1301 Avenue M
Cisco, TX 76437

      Re: Northern Minerals & Exploration Ltd.
              Form 10-K for Fiscal Year Ended July 31, 2013
              Filed November 13, 2013
              File No. 333-146934

Dear Mr. Savji:

      We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Statements of Cash Flows, page 34

1. You report cash flows from operations of $1,280,353 for the year ended July 31, 2013, despite reporting no revenues and $349,048 of accrual basis operating expenses for the year. Please explain to us how you determined you had positive operating cash flow in this circumstance, or revise your statement of cash flow for 2013, as appropriate. In this regard, it appears that the purchase of mineral rights and properties of $1,715,000 was largely a non-cash transaction for the year ended July 31, 2013 and that much of this amount (and the $1,600,000 balance payable) was a non-cash transaction that should have been disclosed supplementally rather than as actual cash flow. Similarly, please also address the cash flows from operations of $1,354,737 for the three months ended October 31, 2012, cash flows from operations of $1,346,094 for the six months ended January 31, 2013, and cash flows from operations of $1,270,505 for the nine months ended April 30, 2013 as reported in your Form 10-Qs.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief